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EXHIBIT 99(e)

                               HECHINGER COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE THIRTEEN WEEKS AND THIRTY-NINE WEEKS ENDED NOVEMBER 2, 1996
                                  (unaudited)


A.  BASIS OF PRESENTATION

In the opinion of the management of Hechinger Company (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the thirteen weeks and thirty-nine weeks ended November 2, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending February 1, 1997.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements presented herein should be read in conjunction with the financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended February 3, 1996.


B.  MERCHANDISE INVENTORY

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Interim results are subject to the final year-end LIFO inventory valuation.

All inventories reported at November 2, 1996 and February 3, 1996 were valued using the LIFO inventory valuation method. If all inventories had been valued under the FIFO method, which approximates replacement cost, inventories would have been $24.4 million and $21.5 million higher than reported at November 2, 1996 and February 3, 1996, respectively.


C.  TAXES ON INCOME

For the thirteen weeks and thirty-nine weeks ended November 2, 1996, the effective tax rates were 0% compared to 37.0% for the corresponding periods last year. The decreases in the effective tax rates were due to tax loss carryforwards. No tax benefits have been recorded as all potential benefits have been recorded in prior periods.


D.  UNUSUAL CHARGEs

For the thirty-nine weeks ended November 2, 1996, the Company utilized approximately $15.3 million of the reserve recorded in 1995 related to the Company's decision to combine its Hechinger Stores and Home Quarters operations. The remaining balance of $4.8 million has been recorded as a current liability as of November 2, 1996. Management anticipates that the combination will be substantially completed by the end of fiscal 1996. The Company believes that the balance remaining in the reserve is adequate to cover future expenses related to the cost of combining its Hechinger Stores and Home Quarters operations.

For the thirty-nine weeks ended November 2, 1996, expenditures for carrying costs of closed stores associated with the store closing reserve recorded in 1994 totaled $8.6 million. Of the $13.5 million remaining, $5.3 million has been recorded as a current liability. The Company believes that the balance remaining in the store closing reserve is adequate





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to cover future expenses related to the carrying costs of the closed stores.


E.  REVOLVING CREDIT FACILITY

In February 1996, the Company's operating subsidiaries entered into a new senior secured revolving credit facility, which permits borrowings of up to $200 million, with preauthorization from the lender to utilize the last $25 million. This facility replaced the existing revolving credit facility and all letter of credit facilities. This facility is secured by merchandise inventories and expires in February 1999. Interest on borrowings under this facility is at prime plus 1% or LIBOR plus 2.75% at the option of management. As of November 2, 1996, the Company had outstanding loans of $82.1 million under this facility. In addition, the Company had issued and outstanding letters of credit of $20.8 million under this facility.


F.  CONTINGENCIES

The Company is a party to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.





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